August 14, 2019

Marcos Isabelino Gradin
Chief Financial Officer
Loma Negra Compania Industrial Argentina Sociedad Anonima
Cecilia Grierson 355, 4th Floor
Ciudad Aut noma de Buenos Aires Argentina
C1107CPG

       Re: Loma Negra Compania Industrial Argentina Sociedad Anonima
           Form 20-F for the year ended December 31, 2018
           Filed April 30, 2019
           File No. 001-38262

Dear Mr. Gradin:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2018

Item 15. Controls and Procedures
Management's annual report on internal control over financial reporting, page
139

1. We note your disclosure that this annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. The instructions to Item 15 of Form 20-F provide a transition period until you have filed an annual report with the commission for the prior year. Subsequent to the effectiveness of your Form F-1 on October 31, 2017, you filed your first annual report under Form 20-F for the period ended December 31, 2017 on April 27, 2018. Please advise or amend your Form 20-F to include management's assessment on internal controls over financial reporting for the fiscal year ended December 31, 2018. Marcos Isabelino Gradin
Loma Negra Compania Industrial Argentina Sociedad Anonima
August 14, 2019
Page 2
Notes to the Consolidated Financial Statements
2. Basis of Preparation of the Consolidated Financial Statements
Impact of the initial application of IFRS 15 Revenue from Contracts with Customers, page F-11

2. Your disclosures indicate that you applied IFRS 15 in the current year and that the application of IFRS 15 did not have a material impact on the Group's consolidated financial statements. Please revise future disclosures to comply with the disclosure requirements of IFRS 15, to enable users to understand the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers.. Additionally, please update your critical accounting policy for revenue recognition to reflect the new standard and any material estimates related to revenue recognition.
24. Reserves and Accumulated Other Comprehensive Income, page F-48

3. We note that you recorded a Facultative reserve within equity for future planned capital expenditures and other investment. Please tell us whether you have contracts in place for such expenditures or investments, and if so, your consideration for recording the reserves as liabilities at year end. Further, in future filings, please enhance your disclosures to discuss the capital expenditures and investments you are planning as part of your basis for the reserve.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 with any questions.



                                                              Sincerely,
FirstName LastNameMarcos Isabelino Gradin
                                                    Division of Corporation
Finance
Comapany NameLoma Negra Compania Industrial Argentina Sociedad Anonima
                                                    Office of Manufacturing and
August 14, 2019 Page 2                              Construction
FirstName LastName